EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Three Months Ended
Earnings:	March 31, 2015
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$11,017
Gain on sales of real estate, excluding discontinued operations	3,986
Fixed charges (from below)	23,117
Amortization of capitalized interest	629
Subtract:
Capitalized interest (from below)	(2,132)
Preferred distributions of other consolidated entities	(4)
Total earnings	$36,613

Fixed charges:
Interest expense on continuing operations	$20,838
Capitalized interest (internal and external)	2,132
Amortization of debt issuance costs-capitalized	8
Interest included in rental expense	135
Preferred distributions of other consolidated entities	4
Total fixed charges	$23,117

Ratio of earnings to fixed charges	1.58